U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☑	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _______________ Commission file number: __________________

BROOKFIELD OFFICE PROPERTIES CANADA
(Exact name of registrant as specified in its charter)

Canada	6798	Not Applicable
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or organization)	Standard	Identification Number)
	Industrial
	Classification
	Code Number
	(if applicable))

181 Bay Street, Suite 330
Toronto, Ontario, Canada, M5J 2T3
(416) 359-8555
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York 10036
Attention:  Daniel P. Raglan
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name Of Exchange On Which Registered
Trust Units	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g)

of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d)

of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  Not applicable

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐              No ☑

 Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐              No ☐

FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Registration Statement, including the documents incorporated herein by reference, may contain forward-looking statements within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Office Properties Canada (the “Trust” or the “Registrant”) to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to:

•	general economic conditions

•	local real estate conditions, including the development of properties in close proximity to our properties

•	timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration

•	dependence on tenants’ financial condition

•	the uncertainties of real estate development and acquisition activity

•	the ability to effectively integrate acquisitions

•	interest rates

•	availability of equity and debt financing

•	the impact of newly-adopted accounting principles on our accounting policies and on period-to-period comparisons of financial results and other risks and factors which include, but are not limited to, those described under the section “Business of Brookfield Office Properties Canada — Risk Factors” in the Trust’s Annual Information Form for the fiscal year ended December 31, 2010, which is filed as Exhibit 99.3 to this Registration Statement.

The Trust’s forward-looking statements contained in this Registration Statement, including the documents incorporated herein by reference, are made as of the respective dates set forth in such exhibits.  In preparing this Registration Statement, the Trust has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, nor does the Trust assume any obligation to update such forward-looking statements in the future, except as required by applicable laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Trust is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Trust prepares its financial statements which are filed with this Registration Statement in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and such standards are subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Trust hereby incorporates by reference Exhibits 99.1 through 99.56 as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Trust has filed a written consent of the expert named in the foregoing Exhibits as Exhibit 99.57, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Trust does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2010 in Exhibit 99.2 as filed with this Registration Statement contains the Trust’s disclosure of contractual obligations and is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.           Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.           Consent to Service of Process.

(1)  Concurrently with the filing of this Registration Statement, the Registrant shall file a Form F-X with the Commission.

(2)  Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

BROOKFIELD OFFICE PROPERTIES CANADA

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Assistant Secretary

Date: December 29, 2011

EXHIBIT INDEX

Exhibit	Description

Annual Information
99.1	Audited annual financial statements for the years ended December 31, 2010 and December 31, 2009
99.2	Management’s discussion and analysis for the year ended December 31, 2010
99.3	Annual information form for the year ended December 31, 2010
99.4	Annual report for the year ended December 31, 2010

Quarterly Information
99.5	Unaudited interim financial statements for the three and nine months ended September 30, 2011
99.6	Management’s discussion and analysis for the three and nine months ended September 30, 2011
99.7	Unaudited interim financial statements for the three and six months ended June 30, 2011
99.8	Management’s discussion and analysis for the three and six months ended June 30, 2011
99.9	Unaudited interim financial statements for the three months ended March 31, 2011
99.10	Management’s discussion and analysis for the three months ended March 31, 2011

Shareholder Meeting Materials
99.11	Report of Voting Results from Annual Meeting of Unitholders on May 9, 2011
99.12	Management Proxy Circular (Amended) dated March 30, 2011
99.13	Notice of Annual Meeting of Unitholders (Amended) dated March 30, 2011
99.14	Form of Proxy for Annual Meeting of Unitholders on May 9, 2011

News Releases
99.15	News release dated December 21, 2011
99.16	News release dated December 1, 2011
99.17	News release dated November 8, 2011
99.18	News release dated November 2, 2011
99.19	News release dated October 28, 2011
99.20	News release dated October 25, 2011
99.21	News release dated October 11, 2011
99.22	News release dated September 23, 2011
99.23	News release dated September 19, 2011
99.24	News release dated August 8, 2011
99.25	News release dated July 25, 2011
99.26	News release dated July 12, 2011
99.27	News release dated June 22, 2011
99.28	News release dated June 6, 2011
99.29	News release dated May 9, 2011
99.30	News release dated April 20, 2011
99.31	News release dated April 13, 2011
99.32	News release dated March 23, 2011
99.33	News release dated March 14, 2011
99.34	News release dated February 15, 2011
99.35	News release dated January 18, 2011
99.36	News release dated November 2, 2010
99.37	News release dated October 12, 2010
99.38	News release dated August 4, 2010
99.39	News release dated June 30, 2010
99.40	News release dated May 20, 2010
99.41	News release dated May 3, 2010

Other Material Documents Filed with Canadian Securities Regulators
99.42	Prospectus Supplement (to a Short Form Base Shelf Prospectus dated August 12, 2010) dated November 22, 2010
99.43	Underwriting Agreement dated November 22, 2010
99.44	Short Form Base Shelf Prospectus dated August 12, 2010
99.45	Qualification Certificate dated July 28, 2010
99.46	Prospectus dated July 27, 2010
99.47	Business Acquisition Report dated July 15, 2010
99.48	Notice of Change in Corporate Structure dated June 2, 2010
99.49	Early Warning Report dated May 10, 2010
99.50	Letter Agreement regarding undertakings dated May 1, 2010
99.51	Declaration of Trust dated March 19, 2010
99.52	Property Management Agreement dated May 1, 2010
99.53	Asset Management Agreement dated May 1, 2010
99.54	Exchange and Support Agreement dated May 1, 2010
99.55	Amended and Restated Limited Partnership Agreement dated May 1, 2010
99.56	Agreement of Purchase and Sale dated May 1, 2010

Consents
99.57	Consent of Deloitte & Touche LLP